UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Five Star Bancorp
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

33830T 103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830T 103

1.	Names of Reporting Persons Kathryn Ruth Oates-Fairrington

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 0

	6.	Shared Voting Power* 1,161,387

	7.	Sole Dispositive Power* 0

	8.	Shared Dispositive Power* 1,161,387

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,161,387

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)* 6.7%

12.	Type of Reporting Person (See Instructions) IN

* See Item 4 below.

CUSIP No. 33830T 103

1.	Names of Reporting Persons Philip David Oates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 0

	6.	Shared Voting Power* 1,088,243

	7.	Sole Dispositive Power* 0

	8.	Shared Dispositive Power* 1,088,243

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,088,243

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)* 6.3%

12.	Type of Reporting Person (See Instructions) IN

* See Item 4 below.

CUSIP No. 33830T 103

1.	Names of Reporting Persons Oates Administrative Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 895,835

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 895,835

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 895,835

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)* 5.2%

12.	Type of Reporting Person (See Instructions) OO (trust)

* See Item 4 below.

Item 1.
	(a)	Name of Issuer Five Star Bancorp
	(b)	Address of Issuer’s Principal Executive Offices 3100 Zinfandel Drive, Suite 100 Rancho Cordova, California 95670

Item 2.
	(a)	Name of Person(s) Filing Kathryn Ruth Oates-Fairrington Philip David Oates Oates Administrative Trust
	(b)	Address of Principal Business Office or, if none, Residence 555 Capitol Mall, Suite 900 Sacramento, California 95814
	(c)	Citizenship Kathryn Ruth Oates-Fairrington - United States of America Philip David Oates - United States of America Oates Administrative Trust - California, United States of America
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 33830T 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

This Schedule 13G (this “Statement”) relates to the common stock, no par value per share (the “Shares”), of Five Star Bancorp (the “Issuer”) held by Kathryn Ruth Oates-Fairrington, Philip David Oates, and the Oates Administrative Trust (collectively, the “Reporting Persons”). The Reporting Persons are filing this Statement jointly pursuant Rule 13d-1(k)(1), and this Statement is filed on behalf all such Reporting Persons, as the Reporting Persons are required to file a statement containing the information required by Schedule 13G with respect to the same securities, namely, the Shares held by the Oates Administrative Trust. Kathryn Ruth Oates-Fairrington disclaims beneficial ownership in the Shares otherwise held by Philip David Oates over which she does not have any voting and dispositive power. Philip David Oates disclaims beneficial ownership in the Shares otherwise held by Kathryn Ruth Oates-Fairrington over which he does not have any voting and dispositive power. Oates Administrative Trust disclaims beneficial ownership in the Shares otherwise held by Kathryn Oates-Fairrington and Philip David Oates over which it does not have any voting and dispositive power.

(a)Amount beneficially owned:

Reporting Person	Number of Shares
Kathryn Ruth Oates-Fairrington	1,161,387	(1)
Philip David Oates	1,088,243	(2)
Oates Administrative Trust	895,835	(3)

(b)Percent of class:

Reporting Person	Percent of Class
Kathryn Ruth Oates-Fairrington	6.7%	(4)
Philip David Oates	6.3%	(4)
Oates Administrative Trust	5.2%	(4)

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct the vote:

Reporting Person	Number of Shares
Kathryn Ruth Oates-Fairrington	0	(1)
Philip David Oates	0	(2)
Oates Administrative Trust	895,835	(3)

(ii)Shared power to vote or direct the vote:

Reporting Person	Number of Shares
Kathryn Ruth Oates-Fairrington	1,161,387	(1)
Philip David Oates	1,088,243	(2)
Oates Administrative Trust	0	(3)

(iii)Sole power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Kathryn Ruth Oates-Fairrington	0	(1)
Philip David Oates	0	(2)
Oates Administrative Trust	895,835	(3)

(iv)Shared power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Kathryn Ruth Oates-Fairrington	1,161,387	(1)
Philip David Oates	1,088,243	(2)
Oates Administrative Trust	0	(3)

(1)     Consists of: (i) 265,552 Shares held by The Gregory Fairrington & Kathryn Oates-Fairrington Living Trust dated September 15, 2011, of which Kathryn Ruth Oates-Fairrington is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 895,835 Shares held by the Oates Administrative Trust, of which Kathryn Oates-Fairrington is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.
(2)     Consists of: (i) 192,408 Shares held by The Philip and Jana Oates Family Trust dated October 11, 2002, of which Philip David Oates is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (iii) 895,835 Shares held by the Oates

Administrative Trust, of which Philip David Oates is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.
(3)    Kathryn Ruth Oates-Fairrington and Philip David Oates are two of the three trustees of the Oates Administrative Trust, as well as two of the four beneficiaries. Oates Administrative Trust has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by this trust.
(4)    The percentage is based upon 17,257,023 Shares outstanding of the Issuer as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on November 8, 2023.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement between Kathryn Oates-Fairrington, Philip David Oates, and Oates Administrative Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

/s/ Kathryn Ruth Oates-Fairrington
Name: Kathryn Ruth Oates-Fairrington

/s/ Philip David Oates
Name: Philip David Oates

OATES ADMINISTRATIVE TRUST

/s/ Kathryn Ruth Oates-Fairrington
Name: Kathryn Ruth Oates-Fairrington
Title: Co-trustee

/s/ Philip David Oates
Name: Philip David Oates
Title: Co-trustee
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value per share, of Five Star Bancorp, a California corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: February 14, 2024

/s/ Kathryn Ruth Oates-Fairrington
Name: Kathryn Ruth Oates-Fairrington

/s/ Philip David Oates
Name: Philip David Oates

OATES ADMINISTRATIVE TRUST

/s/ Kathryn Ruth Oates-Fairrington
Name: Kathryn Ruth Oates-Fairrington
Title: Co-trustee

/s/ Philip David Oates
Name: Philip David Oates
Title: Co-trustee